Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Allied Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019114107

(CUSIP Number)

M. Richard Cutler, Cutler Law Group, PC, 6575 West Loop South, Suite 500,

Bellaire, TX 77401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019114107	Page 2 of 5 Pages

(1) Names of reporting persons:	Allied Special Opportunities Limited
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	Guernsey
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	6,460,000
(8) Shared voting power	0
(9) Sole dispositive power	6,460,000
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	6,460,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	8.5%
(14) Type of reporting person (see instructions)	CO

CUSIP No. 019114107	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Allied Corp., whose principal executive offices are located at 1405 St. Paul St., Suite 201, Kelowna, British Columbia, Canada V1Y 9N2.

Item 2. Identity and Background.

Allied Special Opportunities Limited (“ASOL”) is a Guernsey company with limited liability. Its business address is 2nd Floor, 10 Lefebvre Street, St Peter Port, Guernsey, GY1 2PE.

The sole Director of ASOL is Hamish Few. Hamish Few is also employed as the Managing Director of Crescendo Advisors International Limited (“CAIL”), and entity which is appointed as the Investment Advisor to ASOL. 100% of the voting shares in ASOL are held by CAIL.

The other Board members of CAIL are Benjamin Diwan and David Rowlinson. The principal business address of CAIL is the same as that of ASOL. Hamish Few and David Rowlinson are British citizens and Benjamin Diwan is a Swiss citizen.

During the last five years, neither ASOL, nor any of its officers, directors or controlling persons or any of their affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares in consideration for cash from working capital.

CUSIP No. 019114107	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person acquired its interest in the shares of common stock as follows:

a.	In April 2019 the Reporting Person purchased 500,000 shares of common stock from a shareholder of the Issuer for $500.
b.	Effective August 6, 2019 the Reporting Person through Capital Union Bank purchased 2,666,667 shares of common stock from the Issuer in a private placement for $2,000,000.
c.	Effective August 9, 2019 the Reporting Person through Capital Union Bank purchased 666,667 shares of common stock from the Issuer in a private placement for $500,000.
d.	Effective August 16, 2019 the Reporting Person through Capital Union Bank purchased 666,667 shares of common stock from the Issuer in a private placement for $500,000.
e.	Effective June 4, 2020 the Reporting Person through Capital Union Bank purchased 960,000 shares of common stock from the Issuer in a private placement for $1,200,000.
f.	September 22, 2020 two private placement shareholders transferred 1,000,000 shares of common stock to the Reporting Person.
g.	During the past 60 days the Reporting Persons have not otherwise bought or sold any securities on the open market or otherwise.

As a result of these transactions, the reporting persons currently beneficially own 6,460,000 shares. Such shares aggregate approximately 8.5% of the issued and outstanding shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the warrants referenced under Item 5: Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 019114107	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 24, 2020 Allied Special Opportunities Ltd.

By:	/s/ Hamish Few
Hamish Few, Managing Director